Exhibit 99.04

                                                              COMPANY'S FORM 8-K
                                                              March 1, 1994
                                                              Pages 2 and 3

     In a case entitled The Travelers Insurance Company et al. v. Richard John Ratcliffe Keeling et al., filed in New York Supreme Court in June 1991, old Travelers seeks to enforce reinsurance contracts with certain underwriters at Lloyd's of London with respect to recoveries for certain asbestos claims. In January 1994, the Court stayed litigation of this matter in favor of arbitration. The issues before the arbitration panel include the underwriters' breach of contract and anticipated breach of their agreement with the Company on asbestos-related reinsurance claims.